# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 10/22/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001132716

## Reporting persons
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,278,996; sole dispositive power 0; shared dispositive power 9,278,996; aggregate amount beneficially owned 9,278,996 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, ONTARIO, CANADA, M5H 0B4

## Item 2. Person Filing
Name of person filing: OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC)
Address of principal business office or, if none, residence:
One North Wacker Drive, 32nd Floor,
Chicago, Illinois 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 9,278,996
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,278,996
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,278,996

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The Information set forth in Item 2 is hereby incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC): /s/ Charles Mathys, Charles Mathys / Chief Compliance Officer - O'Connor (10/24/2025)